Exhibit 99.36

Collins Barrow Toronto LLP 11 King Street West Suite 700, P.O. Box 27 Toronto, Ontario M5H 4C7 Canada T. 416.480.0160 F. 416.480.2646 www.collinsbarrow.com

June 23, 2015

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Dear Sirs/Mesdames:

Re: Consent of Independent Registered Public Accounting Firm

We have reviewed Amendment No.1 of Form 40-F consisting of the registration statement pursuant to Section 12 of the Securities Exchange Act of 1934 filed on June 23, 2015 (the “Registration Statement”) by Concordia Healthcare Corp. (the “Company”).

We consent to being named and to the use in the above-mentioned Registration Statement of our report dated March 19, 2015, to the shareholders of the Company on the following consolidated financial statements:

•	Consolidated balance sheets as at December 31, 2014 and 2013 the related Consolidated Statements of Income and Comprehensive Income, the related Consolidated Statements of Changes in Equity and the related Consolidated Statements of Cash Flows for the years then ended, and the related Notes thereto, prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Chartered Professional Accountants, Chartered Accountants

Licensed Public Accountants

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